FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	June 12, 1008	WRITER’S DIRECT LINE 414.297.5662 sbarth@foley.com EMAIL
VIA EDGAR AND FEDERAL EXPRESS		CLIENT/MATTER NUMBER 052560-0725

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	The Marcus Corporation Form 10-K for Fiscal Year Ended May 31, 2007 Filed August 14, 2007 Definitive 14A Filed September 12, 2007 File No. 001-12604

Dear Mr. Woody:

        On behalf of our client, The Marcus Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 4, 2008 (the “Comment Letter”), with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for the fiscal year ended May 31, 2007

General

1.	We note general counsel’s affirmation regarding the company’s awareness of its obligations under the Securities Act of 1933 and the Exchange Act of 1934 and the representations which followed. Please provide to us the same representations from the company, signed by an appropriate officer of the company.

The Company’s affirmatory Tandy letter accompanies this response.

Item 7. Management’s Discussion and Analysis

Hotels and Resorts, Page 25

2.	We note your response to our comment number four; however, we continue to believe that you should disclose in your future filings the actual amounts of RevPAR, occupancy, and average daily room rates for the periods reported. This disclosure appears to be standard in the hotel industry so it is not clear why you believe disclosure by your company would cause competitive harm. We also note that this information is reported by Smith Travel Research so it appears that you have previously released the information and the information appears to be relevant to analysts and investors.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Mr. Kevin Woody
June 12, 2008

        We respectfully advise the Staff that the Company believes that disclosing the actual amounts of its Hotel and Resort Division’s RevPAR, occupancy and average daily room rates would be potentially confusing and misleading to investors, and potentially competitively harmful to the Company. The Company’s management does not analyze or manage its Hotel and Resorts Division business based on the specific nominal amounts of these aggregated composite statistics. Instead, the Company’s management reviews, analyzes and manages its Hotels and Resorts Division business based on the relevant period-over-period trends in these statistics, and the underlying causes and effects of such trends. Unlike many other publicly traded lodging companies, the Company only owns eight hotels and resorts that would form the basis for reporting these aggregated composite statistics. The RevPAR, occupancy and average daily room rates statistics for the Company’s hotels are significantly different than those statistics for its resorts, and the statistics vary significantly depending upon the geographic market for the relevant property. For example, the RevPAR, occupancy and ADR statistics for the Company’s hotel located in Chicago are significantly different from, and are not comparable to, the RevPAR, occupancy and ADR statistics for its Madison, Wisconsin hotel, and both of those property’s statistics are significantly different than those of the Company’s Lake Geneva, Wisconsin resort. With only eight properties, these aggregated and averaged statistics are largely meaningless to investors and are subject to significant volatility based on changes at any single property. This circumstance makes the nominal amount of these aggregated composite statistics potentially confusing and misleading to investors. Similarly, because of the Company’s small owned property base and the potentially misleading nature of the nominal aggregated composite statistics, the Company believes that publicly reporting the nominal amount of these statistics will be confusing and misleading to actual and potential customers and provide opportunities for local market competitors to misconstrue and misrepresent such statistics in their customer-oriented marketing efforts in order to create a competitive advantage for their properties compared to the Company’s local property, in each case thereby resulting in a loss of business for the Company’s facilities and adversely affecting the Company’s results of operations and shareholder value.

        Additionally, while the Company provides its individual property RevPAR, occupancy and ADR statistics to Smith Travel and Research under the terms of a strict confidentiality agreement, Smith Travel and Research does not publicly report the Company’s specific statistics to its paid subscribers. Rather, Smith Travel and Research aggregates the Company’s statistics and combines them together with the statistics of all of its other reporting lodging companies in order to determine its reported averaged lodging sector statistics. Only the aggregated and averaged sector statistics (and not individual company or property statistics) are reported by Smith Travel and Research to its paid subscribers. Such aggregated and averaged statistics are not publicly available to non-subscribers.

        The Company continues to believe, based on its own experiences with its analysts and investors, as well as how it otherwise manages its Hotel and Resorts Division segment, that publicly disclosing the period-over-period percentage changes in its aggregated composite RevPAR, occupancy and ADR statistics, and the reasons therefore, provides the most beneficial and useful disclosure of this information to investors. Therefore, the Company continues to propose complying with the Staff’s original comment No. 4 in the Staff’s April 23, 2008 comment letter to the extent set forth in the Company’s May 30, 2008 response letter.

Mr. Kevin Woody
June 12, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Earnings, Page 39

3.	We have reviewed your response to comment number six and your support for the significance of the line item to the company. Please tell us whether current and future revenue streams expected from your unconsolidated joint ventures are the same streams that the company currently enjoys. For those revenue streams of the unconsolidated joint ventures that are not the same as those currently enjoyed by the company, please provide additional information supporting your compliance with Rule 5-03(b) of regulation S-X.

        The Company hereby confirms to the Staff that the current and future expected revenue streams from its unconsolidated joint ventures relate to the same types of business-related revenues that the Company otherwise recognizes.

Definitive 14A for the fiscal year ended May 31, 2007

Compensation Discussion and Analysis

Role of Our Compensation Committee, Page 11

4.	We note your response to our comment number eight that the compensation committee did not receive or review the identities of the companies used by Watson Wyatt in preparing compensation data for the committee. Please tell us and revise future filings to describe in more detail the data that the compensation committee receives from Watson Wyatt and disclose that the compensation committee does not receive or consider the identities of the companies for which it has received compensation data. Clarify whether Watson Wyatt provides data on a company-by-company basis or if it provides average data within each market sector. Please note that if you are benchmarking compensation to certain companies, you must identify all of the companies in your future filings.

        The Staff is hereby advised that, in connection with the Compensation Committee’s fiscal 2008 compensation decisions, Watson Wyatt provided the Committee with then current survey and benchmarking compensation data on a position-by-position basis for each of the Company’s named executive officers on a composite aggregated basis for various selected industry sectors. Specifically, Watson Wyatt provided the Compensation Committee with composite aggregated data respecting the base salary and total direct compensation (i.e., base salary and bonus) for similarly situated executives at other companies with comparable annual revenue levels in the following sectors: (1) all organizations (excluding financial service organizations); (2) all non-manufacturing organizations; (3) service organizations; (4) leisure and hospitality service organizations; and (5) leisure and recreational services organizations (including motion picture theatre organizations). The Committee chose these sectors so as to provide it with both a broad scope of applicable executive compensation data to consider, as well as more specific information at similarly sized companies in comparable sectors. Watson Wyatt did not provide, and the Compensation Committee did not receive, review or consider, the individual identities of the companies which comprised these general sector categories of benchmarked organizations. For each of these sectors, Watson Wyatt provided the Committee with aggregated compiled data and identified the 25th percentile, median and 75th percentile amounts for the base salary and total direct compensation amounts for executives similarly situated to the named executive officers in each sector. In particular, when reviewing this survey data, the Committee paid particular attention to the composite benchmark base salary and total direct compensation data related to the leisure and hospitality and leisure and recreational service sectors because the Committee believed that such sectors are the most similar to the Company’s Hotels and Resorts and Theatre Divisions.

Mr. Kevin Woody
June 12, 2008

        The Company will include the foregoing disclosure (updated and revised to reflect then current circumstances) in its proxy statement for its 2008 annual meeting of shareholders and all other relevant filings. The Company understands that, if its Compensation Committee benchmarks compensation to certain individual companies, it must then identify all such individual companies in its future relevant filings.

Cash Bonuses, Page 12

5.	We note your response to our comment no. 11, which addresses disclosure of targets for future years. Please confirm that you will disclose your 2008 Adjusted EBITDA target in connection with your discussion of 2008 compensation amounts in the 2009 proxy statement.

        The Company will disclose in its proxy statement for its 2008 annual meeting of shareholders its applicable fiscal 2008 Adjusted EBITDA targets in connection with its discussion of fiscal 2008 bonus amounts paid to its named executive officers.

*  *  *  *  *

        Additionally, as requested, the Company is also enclosing with this response letter a letter from the Company executed by its Chief Financial Officer and Treasurer acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody
June 12, 2008

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Thomas F. Kissinger, the Company’s Vice President, General Counsel and Secretary, at (414) 905-1390.

Very truly yours, /s/ Steven R. Barth Steven R. Barth

Enclosures

cc:	Douglas Neis – The Marcus Corporation Thomas Kissinger – The Marcus Corporation